SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                                February 5, 2004

                                CORUS GROUP plc
                (Translation of Registrant's Name into English)

                                  30 Millbank
                            London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F __

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes _____ No X

   (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes _____ No X

   (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes _____ No X

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                CORUS GROUP plc



Date: February 5, 2004          By  Allison Scandrett

                                    Name: Mrs A Scandrett
                                    Assistant Company Secretary


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Corus Group plc

CORUS ALUMINIUM UPDATE

In the announcement of the Placing and Open Offer on 12 November 2003, Corus confirmed that the Group's strategic focus was on its carbon steel assets and that opportunities for the aluminium activities would be explored going forward.

Further to this, Corus is now entering the early stages of a process to actively consider the options for its aluminium businesses which may lead to discussions with third parties. The Group will also undertake consultation, as appropriate, with the relevant internal parties.

In the meantime, the Group continues to maintain the competitiveness of the aluminium assets, as demonstrated by the recently announced EUR42m investment in the Koblenz rolling mill.

ENDS